April 4, 2005


Dr. John R. Tuttle, President
Daystar Technologies, Inc.
13 Corporate Drive
Halfmoon, New York 12065

Re:	Daystar Technologies, Inc.
	Registration Statement on Form S-3
      Filed March 22, 2005
      File No. 333-123497

Dear Dr Tuttle:

	This is to advise you that we have reviewed only those portions of your registration statement that relate to the matters covered by comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. It appears that you are relying on Instruction I.B.4. to Form
S-3
to register the offering of the securities to be issued in a primary offering. Please supplementally demonstrate that you meet the requirements set forth in that instruction.
2. We note that Paulson Investment Company, Inc. appears to be a broker-dealer. We also note that you are registering the resale of
450,000 Class B warrants purchased by Paulson in the open market. Please note that you may only register the resale by a broker-dealer of securities purchased in the open market on a registration statement form on which you are eligible to conduct a primary offering. Please either (i) supplementally demonstrate that you meet the requirements to conduct a primary offering on Form S-3 set forth in Instruction I.B.1 to Form S-3 (and revise the prospectus to state that Paulson is an underwriter with respect to the 450,000 Class B warrants), (ii) revise your registration statement to eliminate the resale registration of the 450,000 Class B warrants, or (iii) file a pre-effective amendment to your registration statement on any form on which you are currently eligible to conduct a primary offering.

Registration Fee Table
3. It appears that the 6,355,500 shares issuable upon exercise of publicly issued warrants, the 210,000 shares of your common stock, 210,000 Class A warrants and 420,000 Class B warrants to be issued upon the exercise of the representative`s warrants, and the 630,000 shares of common stock to be issued upon the exercise of the Class A and Class B warrants underlying the representative`s warrants, were previously registered on your registration statement on Form SB-2, file no. 333-110337. If you wish to update the prospectus contained in that registration statement in order to continue the previously commenced offering of those securities, you should file a post-effective amendment to that registration statement on any form that you are currently eligible to use. Alternatively, if you elect to continue to include those securities within the prospectus that is a part of this registration statement, please revise the cover page of this registration statement as appropriate to comply with Rule 429 of the Securities Act or file a post effective amendment to the earlier registration statement to deregister those securities consistent with
Item 512(a) of Regulation S-B.

Prospectus Cover Page
4. The 8,090,490 common share figure listed in the heading of the cover page does not appear to include the 1,425,000 shares being registered for resale under the prospectus. Please revise or advise.

The Offering - Page 2
Offering by Daystar - Page 2
5. We note that you are registering a primary offering of 759,990 shares issuable to bridge investors upon exercise of Class A and Class B warrants that comprise the units issued in your offering to the bridge investors. Please note that you may not register the primary issuance of securities that were the subject of an offering that was commenced prior to the filing of this registration statement. It appears that the offering of those Class A warrants and Class B warrants was deemed to have commenced no later than the completion of the company`s initial public offering in February 2004.
In addition, because the Class A and Class B warrants appear to be immediately exercisable upon issuance, the offering of the shares of common stock issuable upon exercise of those warrants was deemed to have commenced at the same time as the offering of the Class A and Class B warrants. Consequently, you may not register the primary issuance of the 759,990 shares. Please revise your registration statement accordingly. You may, if desired, register the resale of all or part of these securities by security holders once the offer and sale of those securities has been completed within the meaning of applicable staff interpretations of Rule 152 of the Securities Act.
6. We note that you are registering both the primary offering and the resale of 135,000 shares of common stock issuable upon exercise of warrants granted to consultants. We also note that the warrants appear to be immediately exercisable such that the offering of the underlying shares commenced prior to the filing of your registration statement. Consequently, you may not register the primary offering of the 135,000 shares of common stock. Please revise your registration statement accordingly.

Selling Security Holders - Page 7
7. We note that the table does not appear to identify the holders of all shares of common stock, all Class A warrants and all Class B warrants being registered for resale. Please revise or advise.


*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions should be directed to Alan Morris at (202) 942-1980 or to the undersigned at (202) 942-7924.

							Sincerely,



							David Ritenour
							Special Counsel


cc: 	Thomas P. Palmer (Tonkon Torp)
	VIA TELEFAX  (503) 274-8779
??

??

??

??

Dr. John R. Tuttle, President
Daystar Technologies, Inc.
April 4, 2005
Page 4